Metalla Marks Major Step in Growth by Acquiring 18 Royalties from Alamos Gold

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, April 1, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the Company has entered into a purchase and sale agreement (the "Royalty Purchase Agreement") to acquire a portfolio of 18 royalties (the "Royalty Portfolio") from Alamos Gold Inc. (NYSE:AGI)(TSX:AGI) and its affiliates (collectively "Alamos") for total consideration of US$8.6 million, (CAD$11.5 million) payable in common shares of the Company ("Common Shares"). Certain royalties in the Royalty Portfolio are subject to rights of first refusal, consents, and future options at agreed to prices.

TRANSACTION HIGHLIGHTS

•	Increased Size and Scale: Acquisition of sixteen (16) royalties and two (2) options to acquire additional royalties expanding Metalla's portfolio up to forty-three (43) royalties and streams upon closings;

•	Advanced-Stage Development Portfolio to Add Significant Future Cash Flow: Addition of five advanced development royalties enhancing Metalla's pipeline and future cash flow profile;

Strong Counterparties: Royalty counterparties include Agnico Eagle Mines Limited ("Agnico"), SSR Mining Inc. ("SSR"), Kirkland Lake Gold Ltd, Waterton Global Resource Management, Buenaventura, Mineral Alamos Inc. ("Minera Alamos"), Monarch Gold Corporation ("Monarch"), and others;

•	New Strategic Shareholder: Alamos is one of the premier intermediate gold producers in North America with a market cap of CAD$2.7 billion;

•	Long-Term Optionality: Twelve (12) royalties on exploration-stage properties;

•	Safe Jurisdictions: Eight (8) royalties in Canada, six (6) royalties in Peru, three (3) royalties in Mexico and one (1) in Chile.

ROYALTY PORTFOLIO: KEY ASSETS

•	El Realito NSR Royalty (Sonora, Mexico) – a 2% NSR royalty on the El Realito property owned and operated by Agnico located adjacent to its operating La India mine;

•	Wasamac NSR Royalty (Rouyn-Noranda, Quebec) – a 1.5% NSR royalty on the Wasamac Mine currently under development by Monarch Gold located 15km west of Rouyn-Noranda in Quebec;

•	La Fortuna NSR Royalty (Durango, Mexico) – an option to purchase a 1% NSR royalty on the La Fortuna Mine currently under development by Minera Alamos located in Durango State, Mexico;

•	Beaufor Mine NSR Royalty (Val d'Or, Quebec) - a 1% NSR royalty on the producing Beaufor Mine operated by Monarch Gold, located 20km northeast of Val d'Or, Quebec;

•	San Luis NSR Royalty (Central, Peru) – a 1% NSR royalty on the San Luis property owned by SSR and is located in the Ancash Department, central Peru.

"This transaction marks a major step in growth for Metalla," commented Metalla's President & CEO Brett Heath. "Today's accretive transaction with Alamos significantly enhances Metalla's existing portfolio and will drive production growth, cash flow, NAV, and increase our precious metals optionality. We want to welcome Alamos as a strategic shareholder and believe their endorsement continues to prove our strategy of being the go-to royalty company for third-party holders. With 43 royalties now in our portfolio, we believe Metalla is well positioned for an exciting future."

ROYALTY PORTFOLIO: HIGHLIGHTS

El Realito Property (2% NSR royalty)

El Realito is a satellite deposit located adjacent to Agnico's operating La India mine in Sonora, Mexico. The mine was put into production in 2014 and produced over 100Koz of gold in 2018 at an AISC of US$685/Oz. Agnico declared its first reserve estimate at El Realito of 84Koz of gold and 418Koz of silver in February 2019 in addition to a resource of 112Koz of gold and 642Koz of silver reported April 2018. As of December 31, 2018, Agnico completed 15,879 metres of drilling in 2018 on El Realito and expects to drill an additional 10,000 metres for further mine-site exploration and 2,000 metres of infill drilling at El Realito and other nearby targets in 2019.

Agnico can buyback 1% of the royalty for US$4 million at any time and holds a 60-day right of first refusal on the full 2% royalty. See Agnico's press release dated February 14, 2019, and press release dated April 26, 2018.

Wasamac Property (1.5% NSR royalty)

The Wasamac mine located in Rouyn-Noranda Quebec is a past-producing mine currently under development by Monarch. In December of 2018, Monarch Gold released a feasibility study outlining an underground operation that will produce an average of 142Koz of gold over an 11-year mine life at an AISC of US$630/Oz. The mine is estimated to generate an after-tax NPV at a 5% discount rate of CAD$311 million and generate an 18.5% IRR. Monarch Gold anticipates process plant commissioning will commence in the second quarter of 2022 and will ramp up to full mine production by the fourth quarter of 2022. Monarch currently has a reserve estimate of 1.77Moz grading 2.56g/t gold within a measured and indicated resource of 2.59Moz grading 2.70 g/t gold.

Monarch has the right to buy back 0.5% of the NSR for a one-time payment of CAD$7.5 million at any time. See Monarch's press release, and the technical report titled "Feasibility Study of the Wasamac Project" prepared by RPA with an effective date of December 3, 2018.

La Fortuna Property (1% NSR royalty)

La Fortuna is high-grade mine currently being moved toward a production decision by Minera Alamos. In a Preliminary Economic Assessment released in August 2018, Minera Alamos published a study that envisions an open pit milling operation that will produce an average of 50Koz of gold-equivalent ounces over a 5-year mine life at an AISC of US$440/Oz. The study estimates an after-tax NPV at a 7.5% discount rate of US$69.8M, IRR of 93% and an 11-month payback. Minera Alamos currently has a measured and indicated resource estimate at La Fortuna of 3.5Mt grading 2.78g/t gold, 16.51g/t silver and 0.22% copper.

Metalla secured an option to purchase the 1% NSR royalty from Alamos Gold for US$0.6 million for a period of two years. See Minera Alamos' press release, and the technical report prepared by CSA Global Consultants and titled "Mineral Resource Update and Preliminary Economic Assessment of the La Fortuna Gold Project, Durango State, Mexico" with an effective date of December 12, 2018.

Beaufor Property (1% NSR royalty)

Beaufor is an operating underground gold mine in Val-d'Or, Quebec operated by Monarch. Since 1933, Beaufor produced more than 1.16 Moz at a historical grade of 7.5g/t gold. Production activities have been extended to April 2019 with the goal to increase the high-grade resource via drilling. Beaufor currently has a reserve of 30.6Koz of gold grading 6.83g/t within an M&I resource of 85.4Koz of gold grading 7.67g/t.

For more information, please see Monarch's press release, and the technical report titled "NI 43-101 Technical Report on the Mineral Resource and the Mineral Reserve Estimates of the Beaufor Mine" prepared InnovExplo Inc. with an effective date of September 30, 2017.

San Luis Property (1% NSR royalty)

San Luis is owned and operated by SSR and located in the Ancash Department in central Peru. A feasibility study on the San Luis project was completed in the second quarter of 2010, outlining a 3.5-year underground mine plan focused on the high-grade, silver-gold Ayelén vein. The project has a mineral reserves of 7.2 million ounces of silver at an average grade of 447.2 g/t and 0.29 million ounces of gold at a grade of 18.06 g/t as at December 31, 2016, and indicated mineral resources of 9.0 million ounces of silver at an average grade of 578.1 g/t and 0.35 million ounces of gold at a grade of 22.40 g/t. Inferred mineral resources of 0.2 million ounces of silver at an average grade of 270.1 g/t.

For more information, please see Feasibility Study published on June 4, 2010, and Resource Estimate published on January 9, 2009 (Effective as at December 31, 2016).

PORTFOLIO LIST

Asset	Operator	Country	Stage	Terms
El Realito	Agnico Eagle	Sonora, Mexico	Development	2% NSR[1]
La Fortuna	Minera Alamos	Durango, Mexico	Development	Option - 1% NSR
Wasamac	Monarch Gold	Rouyn-Noranda, Quebec	Development	1.5% NSR[2]
Beaufor Mine	Monarch Gold	Val d'Or, Quebec	Production/Dev	1% NSR[3]
San Luis	SSR Mining	Peru	Development	1% NSR
Big Island	Copper Reef Mining	Flin Flon, Manitoba	Exploration	2% NSR
Biricu	Guerrero Ventures	Guerrero, Mexico	Exploration	2% NSR
Boulevard	Independence Gold	Yukon, Ontario	Exploration	1% NSR
Camflo Northwest	Monarch Gold	Val d'Or, Quebec	Exploration	1% NSR
Edwards Mine	Waterton	Wawa, Ontario	Exploration	1.25% NSR
Goodfish Kirana	War Eagle Mining	Kirkland Lake, Ontario	Exploration	1% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	2% NSR
Pucarana	Buenaventura	Peru	Exploration	Option -1.8% NSR
Capricho	Pucara Resources	Peru	Exploration	1% NSR
Lourdes	Pucara Resources	Peru	Exploration	1% NSR
Santo Tomas	Pucara Resources	Peru	Exploration	1% NSR
Guadalupe/Pararin	Pucara Resources	Peru	Exploration	1% NSR
Choquelimipie	Vilacollo	Chile	Exploration	1%-5%

1	Subject to a 60-day right of first refusal period, 1% can be repurchased for US$4 million
2	0.5% can be repurchased for CAD$7.5 million
3	Production expected to halt in Q219

POST CLOSING CAPITAL STRUCTURE

As consideration for the Royalty Portfolio, Metalla will issue a total of 8,239,698 Common Shares priced at CAD$1.30 per share for a total of US$8 million. The price of the Common Shares is based on a ten (10) day volume weighted average price of the Common Shares traded on the TSX Venture Exchange (the "Exchange"). Metalla has secured an option, exercisable by the Company on completion of diligence, to complete the acquisition of the La Fortuna royalty for a period of two years for an additional US$0.6 million.

After the completion of the transaction, Alamos will hold approximately 6.3% of the issued and outstanding common shares of Metalla. It is expected that Metalla will have a total of approximately 131.5 million shares issued and outstanding following the closing of the transaction. The Common Shares issued to Alamos will be subject to a statutory four-month and one day hold period from the date of their issuance and will be subject to restrictions on transfer on sales greater than 1.0% of Metalla shares.

ADVISORS AND COUNSEL

Haywood Securities Inc. acted as financial advisor, and Gowling WLG (Canada) LLP acted as legal counsel for Metalla in connection with the transaction.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Metalla has limited if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources, and production of a property.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to timing and completion of the transaction, Exchange acceptance of the transaction, any exercise of options on royalties granted to Metalla by Alamos, anticipated cash flows upon completion of the transaction, future financial reporting by Metalla, the receipt of payments from Metalla's mining royalty and streaming portfolio, the requirement for regulatory approvals and third-party consents, the Company's financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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%SEDAR: 00005157E

For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 08:30e 01-APR-19